SANDVIK

Our date	Our reference
2008-01-14	
Your date	Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom, +46 26 260 10 30

[redacted]

08000383

Commission File No. 82-1463

Securi... and Exchange Commission
Divisi... Corporate Finance
450 F... treet, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik clarifies: no increased tax cost, dated 9 January 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

dw 1/25

SEC-brev SMC Bulgaria 061207

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik clarifies: no increased tax cost

In 2005, Sandvik AB conducted a reorganization of the ownership and management of intellectual property rights. All Swedish-owned patents and brands were transferred to Sandvik Intellectual Property AB (the IP company). The reason for the reorganization was the need to streamline intellectual property operations into a separate company, which emphasizes the considerable values of intellectual property rights and generates operative gains.

The Swedish National Tax Board has approved Sandvik's income tax return for 2005. The National Tax Board subsequently appealed its own tax ruling through the Public Attorney with regard to the effect of the reorganization set forth above. If the appeal is approved, it would not impact Sandvik's earnings. If this is the case, the additional tax expense of SEK 5 billion would, according to Sandviks opinion, correspond to the taxable value of amortizations in the IP company. If Sandvik's view is accepted by the court, it would entail a reduction in Sandvik's tax expense of approximately SEK 5 billion, which will be taken up as revenue in the Group when the Court order has gained legal force.

Sandviken, 9 January 2008

Sandvik AB; (publ)

For further information, contact Anders Wallin, Vice President Group Communications, Sandvik AB, tel +46 26 26 09 20

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

END